SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER


                    Pursuant to Rule 13a-16 or 15d-16 of the

                         Securities Exchange Act of 1934


                          For the month of August 2005


                       FRESENIUS MEDICAL CARE CORPORATION
                 -----------------------------------------------
                 (Translation of registrant's name into English)


                              Else-Kroner Strasse 1
                                61346 Bad Homburg
                                     Germany
                    ----------------------------------------
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F  [X]     Form 40-F  [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
          Yes  [ ]          No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

         This Report on Form 6-K shall be incorporated by reference in the prospectus, dated July 20, 2005 (the "Prospectus"), of Fresenius Medical Care AG (the "Company") included in the Company's Registration Statement (Registration No. 333-124759) on Form F-4 and shall be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company with the U.S. Securities and Exchange Commission.

         On August 31, 2005, the Company announced that (i) at an extraordinary general meeting held August 30, 2005, its ordinary shareholders had approved the previously announced proposals to convert the Company's legal form from a stock corporation (Aktiengesellschaft) into a partnership limited by shares (Kommanditgesellschaft auf Aktien) under German law and to offer holders of the Company's preference shares the right to convert their preference shares into ordinary shares and (ii) at a separate meeting of preference shareholders held following the EGM, its preference shareholders had approved the conversion proposal. A copy of the Company's Investor News release is being furnished with this report.


                                    EXHIBITS

Exhibit 99.       Investor News release issued August 31, 2005


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

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE:  August 31, 2005


                                       FRESENIUS MEDICAL CARE
                                       AKTIENGESELLSCHAFT

                                       By: /s/ BEN LIPPS
                                           -------------------------------------
                                           Name:  Dr. Ben Lipps
                                           Title: Chief Executive Officer and
                                           Chairman of the Management Board



                                       By: /s/ LAWRENCE A. ROSEN
                                           -------------------------------------
                                           Name:  Lawrence A. Rosen
                                           Title: Chief Financial Officer

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